SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                            WINLAND ELECTRONICS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                     974241
                                 (CUSIP Number)

                                Steven N. Bronson
                    201 South Biscayne Boulevard, Suite 2950
                              Miami, Florida 33131
                                 (305) 536-8500

                                 with a copy to:

                             Linda C. Frazier, Esq.
                                Broad and Cassel
                    201 South Biscayne Boulevard, Suite 3000
                              Miami, Florida 33131
                                 (305) 373-9400
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  JULY 13, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   974241
-------------------

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    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Steven N. Bronson
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER

          NUMBER OF                        242,408
           SHARES                -----------------------------------------------
        BENEFICIALLY               8       SHARED VOTING POWER
          OWNED BY
            EACH                           0
          REPORTING              -----------------------------------------------
           PERSON                  9       SOLE DISPOSITIVE POWER
            WITH
                                           270,620
                                 -----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           270,620
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.5%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

              Except as expressly restated and amended below, the Schedule 13D, and amendments thereto filed on behalf of Steven N. Bronson with respect to the shares of common stock of Winland Electronics, Inc., a Minnesota corporation (the "Issuer"), remains in full force and effect.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Amendment to Schedule 13D is being filed on behalf of Steven
N. Bronson.

         (b) Mr. Bronson's business address is 201 South Biscayne Boulevard, Suite 2950, Miami, Florida 33131.

         (c) Mr. Bronson is President of Barber & Bronson Incorporated ("B&B"), a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act").

         (d) Mr. Bronson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) Mr. Bronson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws during the last five years.

         (f) Mr. Bronson is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This amendment relates to the sale of an aggregate of 48,300 shares of the Issuer's common stock commencing on June 1, 1998 and ending on July 15, 1998.

         On April 4, 1997, Mr. Bronson purchased 20,000 shares of the Issuer's common stock at a price of $2.4375 per share.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 270,620 shares, representing approximately 9.5% of the total shares deemed outstanding. Such shares include 242,408 shares held of record and purchased by Mr. Bronson, and 28,212 shares issuable upon exercise of warrants and with respect to which Mr. Bronson may be deemed to have sole dispositive power.

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

Date: July 28, 1998                                /S/ STEVEN N. BRONSON
                                                   -----------------------------
                                                   Steven N. Bronson

                                       -4-